UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934
For the Month of November 2006

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Commission File Number: 000-28998

ELBIT SYSTEMS LTD.
(Translation of Registrant’s Name into English)
Advanced Technology Center, P.O.B. 539, Haifa 31053, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________

        Attached hereto as Exhibit 1 and incorporated herein by reference is the Registrant’s press release dated November 5, 2006.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELBIT SYSTEMS LTD. (Registrant) By: /s/ Ilan Placholder Name: Ilan Pacholder Title: Corporate Secretary

Dated: November 6, 2006

EXHIBIT INDEX

Exhibit No.	Description
1.	Press Release dated November 5, 2006.

EXHIBIT 1

Elbit Systems’ Subsidiary Elop will Supply Portable Lightweight
Designator/Rangefinder to the German Armed Forces

Haifa, Israel, November 5, 2006 – Elbit Systems Ltd. (NASDAQ Global Select Market: ESLT) announced that its subsidiary Elbit Systems Electro-Optics Elop Ltd. (“Elop”) was awarded a contract to supply Portable Lightweight Designator/ Rangefinders (PLDR) and the Coral thermal imager to the German Armed Forces. The order is valued at approximately $5 million.

Elop’s PLDR has a compact and lightweight design that can be carried by an individual soldier, yet is rugged enough to meet harsh environmental conditions. The designator system has a number of advanced features including a built-in tactical computer for target location calculations, an integrated spot camera and remote data transmission capability. A similar version of the PLDR has also recently been selected by the US Marine Corps.

Haim Rousso, Elop’s General Manager, said: “This contract testifies to our leading role in the growing market of advanced laser designator systems for defense and homeland security applications. Elop’s laser designators and systems for land, air and naval applications are providing advanced solutions for modern day battlefield needs. We are proud of the selection of our solution for a major NATO member such as Germany and trust that this selection will facilitate contracts with other potential customers in Europe and across the globe.”

About Elbit Systems Electro-Optics Elop Ltd.
Elbit Systems Electro-Optics Elop Ltd., a subsidiary of Elbit Systems, develops, manufactures, assembles and tests electro-optic systems and products for a wide range of applications. In addition to observation and surveillance stabilized payloads, Elop’s main business areas include: remote sensing – space systems, airborne reconnaissance, ground integrated sights and robotic systems; laser systems; thermal imaging; displays and electro-optics counter-measures.

About Elbit Systems
Elbit Systems Ltd. is an international defense electronics company engaged in a wide range of defense-related programs throughout the world. The Elbit Systems Group, which includes the company and its subsidiaries, operates in the areas of aerospace, land and naval systems, command, control, communications, computers, intelligence, surveillance and reconnaissance (“C4ISR”), advanced electro-optic and space technologies, EW suites, airborne warning systems, ELINT systems, data links and military communications systems and equipment. The Group also focuses on the upgrading of existing military platforms and developing new technologies for defense and homeland security applications.

Contacts

Company contact Ilan Pacholder, Corporate Secretary and VP Finance & Capital Markets Elbit Systems Ltd. Tel: 972-4 831-6632 Fax: 972-4 831- 6659 pacholder@elbit.co.il	IR Contacts Ehud Helft/Kenny Green GK International Tel: 1-866-704-6710 Fax: 972-3-607-4711 ehud@gk-biz.com kenny@gk-biz.com

STATEMENTS IN THIS PRESS RELEASE WHICH ARE NOT HISTORICAL DATA ARE FORWARD-LOOKING STATEMENTS WHICH INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES OR OTHER FACTORS NOT UNDER THE COMPANY’S CONTROL, WHICH MAY CAUSE ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS OF THE COMPANY TO BE MATERIALLY DIFFERENT FROM THE RESULTS, PERFORMANCE OR OTHER EXPECTATIONS IMPLIED BY THESE FORWARD-LOOKING STATEMENTS. THESE FACTORS INCLUDE, BUT ARE NOT LIMITED TO, THOSE DETAILED IN THE COMPANY’S PERIODIC FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION.